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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-27702

Bank of South Carolina Corporation

(Exact name of registrant as specified in its charter)

256 Meeting Street, Charleston, SC 29401; (843) 724-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒ (1)
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

(1)

Bank of South Carolina Corporation is suspending its reporting obligations under Securities Exchange Act Section 15(d) pursuant to no-action letters granted by the Commission (e.g., Madison Bancorp, Inc. (May 27, 2014); Greer Bancshares, Incorporated (March 4, 2015)).

Approximate number of holders of record as of the certification or notice date: 447

Pursuant to the requirements of the Securities Exchange Act of 1934, Bank of South Carolina Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 6, 2023	By:	/s/ Eugene H. Walpole, IV
Eugene H. Walpole, IV
President & CEO